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                                           Filed by BancorpSouth, Inc. pursuant
                                           to Rule 425 under the Securities Act
                                           of 1933 and deemed filed pursuant to
                                           Rule 14a-12 under the Securities
                                           Exchange Act of 1934.

                                           Subject Company: BancorpSouth, Inc.
                                           Commission File No.: 0-10826



              Financial Contact:  BancorpSouth: L. Nash Allen, 662-680-2330
                                  First United: John Copeland, 870-863-3181
              Media Contact:      BancorpSouth: Harry Baxter, 662-680-2410
                                                Randy Burchfield, 662-680-2216
                                  First United: Cindy Alphin, 870-863-3181

        FOR IMMEDIATE RELEASE                         May 9, 2000

                BANCORPSOUTH AND FIRST UNITED BANCSHARES ANNOUNCE
                    COMPLETION OF POST-SIGNING DUE DILIGENCE

TUPELO, MISS. - May 9, 2000 - BancorpSouth, Inc. (NYSE: BXS) announced today that BancorpSouth and First United Bancshares, Inc. (NASDAQ: UNTD) have completed the post-signing due diligence period permitted under their definitive Merger Agreement.

Aubrey B. Patterson, Chairman and CEO of BancorpSouth, said, "Since we entered into the Merger Agreement with First United on April 16, 2000, we have conducted an extensive due diligence review of First United and its operations. We are pleased to report that we continue to believe that this merger is in the best interests of the shareholders of both companies and that we remain optimistic about the prospects of the merger."

James V. Kelley, Chairman of the Board, President and CEO of First United, said, "The due diligence has been completed and, as expected, we are very pleased with the results. We are looking forward to the completion of the merger with BancorpSouth."

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FORWARD-LOOKING STATEMENTS

CERTAIN STATEMENTS CONTAINED IN THIS NEWS RELEASE MAY NOT BE BASED ON HISTORICAL FACTS AND ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THESE FORWARD-LOOKING STATEMENTS MAY BE IDENTIFIED BY THEIR REFERENCE TO A FUTURE PERIOD OR PERIODS OR BY THE USE OF FORWARD-LOOKING TERMINOLOGY, SUCH AS "ANTICIPATE," "BELIEVE," "ESTIMATE," "EXPECT," "MAY," "MIGHT," "WILL," "WOULD," OR "INTEND." THESE FORWARD-LOOKING STATEMENTS INCLUDE, WITHOUT LIMITATION, THOSE RELATING TO THE BENEFITS, PROSPECTS AND COMPLETION OF THE MERGER. WE CAUTION YOU NOT TO PLACE UNDUE RELIANCE ON THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS NEWS RELEASE IN THAT ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE INDICATED IN SUCH FORWARD-LOOKING STATEMENTS, DUE TO A VARIETY OF FACTORS. THOSE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, FAILURE OR DELAY IN OBTAINING REQUIRED

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SHAREHOLDER OR REGULATORY APPROVALS, THE COMPANIES' FAILURE TO CONSUMMATE THE
MERGER, INABILITY TO SUCCESSFULLY INTEGRATE THE COMPANIES AFTER THE MERGER, MATERIALLY ADVERSE CHANGES IN THE COMPANIES' FINANCIAL CONDITIONS, CHANGES IN ECONOMIC CONDITIONS AND GOVERNMENT FISCAL AND MONETARY POLICIES, FLUCTUATIONS IN PREVAILING INTEREST RATES, THE ABILITY OF BANCORPSOUTH TO COMPETE WITH OTHER FINANCIAL SERVICES COMPANIES, CHANGES IN BANCORPSOUTH'S OPERATING OR EXPANSION STRATEGY, GEOGRAPHIC CONCENTRATION OF BANCORPSOUTH'S ASSETS, THE ABILITY OF BANCORPSOUTH TO ATTRACT, TRAIN, AND RETAIN QUALIFIED PERSONNEL, THE ABILITY OF BANCORPSOUTH TO EFFECTIVELY MARKET ITS SERVICES AND PRODUCTS, BANCORPSOUTH'S DEPENDENCE ON EXISTING SOURCES OF FUNDING, AND OTHER FACTORS GENERALLY UNDERSTOOD TO AFFECT THE FINANCIAL RESULTS OF FINANCIAL SERVICE COMPANIES, AND OTHER RISKS DETAILED FROM TIME TO TIME IN BANCORPSOUTH'S NEWS RELEASES AND FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. WE UNDERTAKE NO OBLIGATION TO UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE ON WHICH SUCH STATEMENTS WERE MADE.

THIS NEWS RELEASE MAY BE DEEMED TO BE SOLICITATION MATERIAL WITH RESPECT TO THE PROPOSED MERGER OF BANCORPSOUTH AND FIRST UNITED. BANCORPSOUTH AND ITS DIRECTORS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES WITH RESPECT TO A SHAREHOLDER MEETING TO BE HELD IN CONNECTION WITH SUCH MERGER. INFORMATION CONCERNING THE PARTICIPANTS IN THE SOLICITATION IS SET FORTH IN THE DEFINITIVE PROXY STATEMENT FILED BY BANCORPSOUTH WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 31, 2000 FOR ITS 2000 ANNUAL MEETING OF SHAREHOLDERS. IN CONNECTION WITH THE PROPOSED MERGER, BANCORPSOUTH WILL FILE A REGISTRATION STATEMENT ON FORM S-4 WITH THE SECURITIES AND EXCHANGE COMMISSION. SHAREHOLDERS OF BANCORPSOUTH AND FIRST UNITED ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER, BANCORPSOUTH AND FIRST UNITED. AFTER THE REGISTRATION STATEMENT IS FILED WITH THE SEC, IT WILL BE AVAILABLE FREE OF CHARGE, BOTH ON THE SEC'S WEB SITE (WWW.SEC.GOV) AND FROM BANCORPSOUTH'S AND FIRST UNITED'S CORPORATE SECRETARIES.

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